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==============================================================================
                               FORM 6-K/B

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                    Report of Foreign Private Issuer

                  Pursuant to Rule 13a-16 or 15d-16 of

                   the Securities Exchange Act of 1934

                        For the month of May 2001

                        _________________________

                             CELESTICA INC.
           (Translation of registrant's name into English)

                       __________________________

                            12 Concorde Place
                            Toronto, Ontario,
                             Canada, M3C 3R8
                             (416) 448-5800
                (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     x               Form 40-F
                             ______                         ______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                          No       x
                           ______                     ______

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

==============================================================================

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                              Celestica Inc.
                                Form 6-K/B
                             Month of May 2001

Filed with this Form 6-K is the following:


         - Confirmation by Computershare of the mailing of Celestica Inc.'s first quarter results to all of Celestica Inc.'s shareholders of record dated April 23, 2001

Exhibits

99.1  -  Confirmation of mailing


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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CELESTICA INC.



Date: May 16, 2001     By:    /s/  Elizabeth DelBianco
                                   Name: Elizabeth Del Bianco
                                   Title:  Vice President and General Counsel

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                               EXHIBIT INDEX


         EXHIBIT           DESCRIPTION

             99.1          Confirmation of Mailing

Exhibit 99.1

                                                                 Computershare
                                                             Investor Services
                                         Computershare Trust Company of Canada
April 23, 2001                                           100 University Avenue
                                                              Toronto, Ontario
                                                                       M5J 2Y1
To:      Alberta Securities Commission      Telephone 416-981-9500      Canada
British Columbia Securities Commission      Facsimile 416-981-9800   Australia
Manitoba Securities Commission      www.computershare. com    Channel Islands
Office of the Administrator, New Brunswick                    Hong Kong
Securities Commission of Newfoundland                         Ireland
Nova Scotia securities Commission                             New Zealand
Ontario Securities Commission                                 Philippines
Registrar of Securities, Prince Edward Island                 SouthAfrica
Commission des valeurs mobilieres du Quebec                   United Kingdom
Saskatchewan Securities Commission                            USA
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange
The New York Stock Exchange
U.S. Securities &Exchange


Dear Sirs:

SUBJECT:          CELESTICA INC.

We confirm that the following English material was sent by pre-paid mail on April 23, 2001 to the registered shareholders of Subordinate Voting shares of the subject Corporation:

1.       First Quarter Results

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Statement No. 41:

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,


Signed
Charmaine Mullings
Assistant Account Manager
Stock Transfer Services
(416) 263-9522
(416) 981-9800 Fax

c.c.  Celestica Inc.


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